Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Banknorth Group, Inc.
Commission File No.: 001-31251

      This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” “and other similar expressions. Such statements are based upon the current beliefs and expectations of TD Bank Financial Group’s and Banknorth Group, Inc.’s management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: change in general economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Banknorth shareholders to approve the transaction; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and Canada; acts of terrorism; and war or political instability. Additional factors that could cause TD Bank Financial Group’s and Banknorth Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 40-F for TD Bank Financial Group and the 2003 Annual Report on Form 10-K of Banknorth Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

      This communication is being made in respect of the proposed merger transaction involving the acquisition by TD Bank Financial Group of 51% of the outstanding common stock of Banknorth Group, Inc. In connection with the proposed transaction, a combined registration statement on Form F-4 and S-4 containing a proxy statement/prospectus will be filed with the Securities and Exchange Commission. Shareholders of Banknorth Group, Inc. are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about TD Bank Financial Group and Banknorth Group, Inc., without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations (416) 982-5075, or to Banknorth Group, Inc., Attention: Investor Relations (207) 761-8517.

      TD Bank Financial Group, Banknorth Group, Inc. and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TD Bank Financial Group’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2003, which was filed with the Securities and Exchange Commission on December 15, 2003, and its notice of annual meeting and proxy circular for its 2004 annual meeting, which was filed with the Securities and Exchange Commission on February 17, 2004, and information regarding Banknorth Group, Inc.’s directors and executive officers is available in Banknorth’s proxy statement, which was filed with the

Securities and Exchange Commission on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

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The following e-mail was sent to employees of TD Bank Financial Group on August 26, 2004:

To: TDBFG SVPs & above

From: Ed Clark, President and CEO

SUMMARY:

Today I have exciting news to share about an acquisition we’ve announced that will give us a strong foothold in the U.S. in Personal and Commercial banking. In fact, it is the efforts of you and your teams that have made it possible for us to be making the acquisition we are announcing today. Your focus on executing our strategies has given us both the earnings and the capital that make this transaction possible.

FOR MORE INFO:

For more information on the acquisition see our press release and anlayst presentation at http://www.td.com.

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Today’s Transaction Announcement

I’m extremely pleased to announce that TD Bank Financial Group will be acquiring 51% of the outstanding shares of Banknorth, a New England-based Personal and Commercial bank at a total cost of US$3.8 billion (approximately CDN$5 billion). We’re acquiring just over half of a very large entity — one that is the 27th largest publicly traded Personal and Commercial Bank in the U.S. We expect the deal to close in February 2005 subject to shareholder and regulatory approvals.

Often, when acquisitions are announced, the stock price of the acquirer does not immediately show the benefits of the value of the transaction. While we strongly believe that this is a great deal for TD that will deliver long term benefit to our shareholders, you should not be surprised to see some movement in our stock price following today’s announcement.

I’ve always told you that we’d take our time to decide what to do with our substantial excess capital. We wanted to look for the right opportunities to complement our existing operations with the right structure and right management team. With Banknorth, we found, and acted, on that opportunity. This deal establishes us as the Canadian bank with a clearly articulated US strategy and we couldn’t be happier. Your hard work has made this possible. Thank you.

Who is Banknorth and why did we acquire them?

Banknorth is a community-based bank that gives us an expanding beachhead in the U.S. in Personal and Commercial banking. We’re adding to our existing strong platform of TD Waterhouse US with Banknorth’s 389 branches, 548 ATMs, 23 insurance locations and 89 investment locations in New England.

      Banknorth gives us an ideal growth opportunity in an area of business that we know very well and have a proven track record of delivering sustained earnings. The acquisition of Banknorth is also immediately accretive to earnings in fiscal 2005 without considering any potential expense or revenue synergies.

We’ve said in the past that we would increase the percentage of our earning from retail. This acquisition delivers on that objective.

How does this affect you?

For TDBFG employees the Banknorth acquisition will not have an impact on your job or day-to-day operations. Our intention is that Banknorth will continue to operate as it does today, with its over 7,800 employees and management team remaining in place. Banknorth is an exceptionally well-run company with a superior management team. In fact, in January of this year Forbes Magazine recognized Banknorth as the best-managed bank in the U.S.

How does this affect our customers/clients?

Again, TDBFG customers/clients will see little, if any, impact from this transaction. Over time, after the transaction is finalized, we expect there will be some opportunities to share knowledge and to partner with Banknorth on customer initiatives.

We intend to keep growing

So does today’s announcement mean we’ve exhausted our capital reserves and won’t be looking to do further acquisitions? Absolutely not.

We’ll continue to look for opportunities both in Canada and the U.S. that support our strategy. We’ve made some excellent tactical acquisitions over the past few months such as the purchase of Canadian operations of Liberty Mutual as well as 57 Laurentian Bank branches. And we’ll continue to actively seek out those types of acquisitions although it’s clear the acquisition environment in Canada is constrained right now.

Canadian bank mergers are always a question on people’s minds so let me comment on that as well in the context of today’s announcement. I’ve always said that we don’t need a Canadian bank merger to be successful and that we are not running the bank based on a merger strategy. Today’s announcement is evidence of that. The government has said that it will be issuing merger guidelines shortly and we look forward to those guidelines and hope that they will provide the clarity that, once and for all, will set out the circumstances under which bank mergers will be permitted in Canada.

If mergers are allowed to proceed in Canada, then we intend to be at the table and make our decision based on what is best for our shareholders. Today’s announcement does not alter that strategy. If anything, this strategic acquisition better positions us down the road for merger discussions because we now have a highly attractive U.S. strategy.

Next Steps

As anti-climatic as it may sound, it’s really business as usual for us right now. We’ll be working closely with Banknorth throughout this transition time although our collaboration won’t begin in earnest until after we receive the required shareholder and regulatory approvals and the deal closes in February 2005.

Ed

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US Securities and Exchange Commission (SEC) guidelines require us to include the following statements in this email.

This communication is being made in respect of the proposed merger transactions involving the acquisition by TD Bank Financial Group of 51% of the outstanding common stock of Banknorth Group, Inc. In connection with the proposed transactions, a combined registration statement on Form F-4 and S-4 containing a proxy statement/prospectus will be filed with the Securities and Exchange Commission. Shareholders of Banknorth Group, Inc. are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about TD Bank Financial Group and Banknorth Group, Inc., without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to TD Bank Financial Group 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations 416-982-5075 or to Banknorth Group, Inc., Attention: Investor Relations 207-761-8517.

TD Bank Financial Group, Banknorth Group, Inc. and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TD Bank Financial Group’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2003, which was filed with the Securities and Exchange Commission on December 15, 2003, and its notice of annual meeting and proxy circular for its 2004 annual meeting, which was filed with the Securities and Exchange Commission on February 17, 2004, and information regarding Banknorth Group, Inc.’s directors and executive officers is available in Banknorth’s proxy statement, which was filed with the Securities and Exchange Commission on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.